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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007.

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

3F, Tower B, Beijing Financial Trust Building 5 Anding Road, ChaoYang District Beijing, PRC 100029
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _______________.

Appointment of Director

On October 2, 2007, the board of directors of Yucheng Technologies Limited (“Yucheng”) appointed Mr. Lawrence Yeung as a director to fill the vacancy created upon the resignation of Mr. Michael (Tao) Huang for personal reasons. Mr. Yeung was also appointed to the audit committee.

For over 20 years prior to his retirement, Mr. Yeung has established a successful track record as an information technology innovator and director of information systems and technologies at the United Nations and the United Nations Development Program. Mr. Yeung was responsible for implementing global information and communications systems in over 145 country offices, including acclaimed global safety and security systems. In addition to overseeing the UN’s vast internal information systems, Mr. Yeung’s assisted member and developing countries around the world in the application of information systems and technologies. Mr. Yeung also served extensively on the UN’s financial, personnel and procurement committees, and oversaw the award of contracts and subsequent project implementations. This broad experience in budgeting, financial control oversight, contract awarding and project implementation will be a valuable contribution to the audit committee functions of Yucheng. An Australian citizen, Mr. Yeung is an accomplished graduate of computer science and electronic engineering from the University of Sydney and the University of New South Wales.

Mr. Yeung will be compensated as an independent director, which will include reimbursement of expenses, meeting attendance fees, director fees and stock options as the board of directors determines from time to time. Awards of equity based compensation will be pursuant to the current equity performance plan of Yucheng.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: October 2, 2007	By:	/s/ Peter Li
Name: Peter Li
Title: Chief Financial Officer

____________
* Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description
99.1	Press Release dated October 2, 2007, relating to the appointment of Mr. Lawrence Yeung as an Independent Director and Member of Audit Committee